

April 8, 2011

Via E-mail
Mr. Edward M. Krell, Chief Executive Officer
Destination Maternity Corporation
456 North Fifth Street
Philadelphia, PA 19123

> **Re:** **Destination Maternity Corporation**
> **Form 10-K for Fiscal Year End September 30, 2010**
> **Filed December 14, 2010**
> **Form 8-K**
> **Filed January 28, 2011**
> **File No. 000-21196**

Dear Mr. Krell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year End September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. We note the overview on page 35. In future filings, please revise the overview to provide a brief and balanced description of the most important matters on which your executives focus in evaluating financial condition and operating performance, such as key performance indicators that you use to manage the company. Your revised analysis of period-to-period changes should similarly focus on material information and provide a narrative explanation of your financial statements that enables investors to see the company through the eyes of management. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Exhibits

2. We note that exhibits 10.21 and 10.29 appear to be missing exhibits, schedules or attachments. Please confirm that you will file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K with your next periodic report.

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-8

l. Fair Value of Financial Instruments, page F-10

3. We note your disclosure that the carrying value of the long-term debt approximates fair value. Please confirm to us that you will provide the disclosures required by FASB ASC 825-10-50-10 in future filings, and provide us with the text of your proposed future disclosure.

m. Revenue Recognition, sales Returns and Allowances, page F-11

4. We note from your website that you offer a variety of gift cards. Please describe to us your revenue recognition policy with respect to gift cards. Also confirm to us that you will disclose your policy in future filings to the extent material and provide us with the text of your proposed disclosure to be included in future filings.

n. Other Revenues, page F-11

5. We note that your net sales include revenues earned through a variety of marketing partnership programs utilizing the Company's opt-in customer database and various in-store marketing initiatives, focused on baby and parent-related products and services. Please further describe to us how you generate revenue through your various marketing partnership programs, describe to us your revenue recognition policy for these programs, and quantify for us that amount of revenues earned through these programs and included in net sales for each period presented. Also confirm to us that you will disclose your revenue recognition policy for your marketing partnership programs in future filings and provide us with the text of your proposed disclosure to be included in future filings.

Schedule II – Valuation and Qualifying Accounts, page F-34

6. We note on page eight of your December 31, 2010 Form 10-Q that your trade receivables were net of allowance for doubtful accounts of $320,000 and $314,000 as of December 31, 2010 and September 30, 2010, respectively. Please tell us how you considered the provisions of Rules 5-04 and 12-09 of Regulation S-X in presenting information related to valuation and qualifying accounts.

DEF 14A, filed January 24, 2011

Certain Relationships and Related Party Transactions, page 7

7. We note the compensation disclosed for your former CEO, Mr. Matthias. Based on the schedule of payments in section 2.2 of the Transition Agreement filed with the Form 8-K on October 1, 2008, it appears that Mr. Matthias has received compensation in excess of the $200,000 consulting fee. We also note the reference to "certain insurance and fringe benefit coverage" to Mr. Matthias in the DEF 14A filed December 14, 2009. Please file a revised Form 10-K to disclose all compensation and related arrangements for Mr. Matthias, or advise. See Item 404(a) of Regulation S-K.

Executive Compensation, page 20

8. We note the number of currently-serving named executive officers in the summary compensation table on page 20. With a view to disclosure, advise us of your analysis for determining that individuals serving as vice president in charge of a principal business unit, such as Motherhood Maternity, or another significant division or function are not executive officers.

Item 2.02 and 9.01 on form 8-K filed January 28, 2011

Exhibit 99.1

9. Your adjusted EBITDA appears to be a performance measure; however you reconcile operating income to adjusted EBITDA. Please confirm to us that you will reconcile your adjusted EBITDA to net income in future filings. Refer to Section 103.02 of Compliance & Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director